Exhibit 99.22

NOTICE OF ANNUAL MEETING

TO:	THE HOLDERS OF COMMON SHARES OF JUST ENERGY GROUP INC.
(formerly Just Energy Income Fund)

TAKE NOTICE that the Annual Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Just Energy Group Inc. (“Just Energy” or the “Corporation”) will be held at the Toronto Stock Exchange — Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Wednesday the 29th day of June, 2011 (the “Meeting Date”), at 3:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2011 and the auditor’s report thereon;

2.	to elect the nominees of the Corporation standing for election as Directors on an individual basis;

3.	to consider, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation;

4.	to appoint Ernst & Young LLP as auditors of the Corporation, with its remuneration to be fixed by the Directors of the Corporation; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Holders of Common Shares of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or deposit it on the Meeting Date with the Chair of the Meeting prior to the commencement of the Meeting. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof or be deposited with the Chair of the Meeting on the Meeting Date prior to the commencement of the Meeting.

The Corporation, has fixed the record date for the Meeting as the close of business on May 20, 2011 (the “Record Date”). Holders of Common Shares of record at the close of business on the Record Date will be entitled to vote at the Meeting. No person who became a Shareholder after the Record Date shall be entitled to vote at the Meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC
this 20th day of May, 2011

REBECCA MACDONALD
Executive Chair
Just Energy Group Inc.